SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 17)


                        ALLSTATE FINANCIAL CORPORATION
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                              (Name of Issuer)


                        Common Stock, $.01 par value
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                020011 10 2
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                              (CUSIP Number)



                         Gerald F. Heupel, Jr., Esq.
                    Elias, Matz, Tiernan & Herrick L.L.P.
                                  12th Floor
                            734 15th Street, N.W.
                           Washington, D.C.  20005
                                (202)347-0300
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(Name, Address, Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                               October 26, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                             Page 1 of 58 Pages



CUSIP No.  020011 10 2                 13D                   Page 2 of 58 Pages


-------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Value Partners, Ltd.  75-2291866
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                         (b) [X]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*

    SC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
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NUMBER OF SHARES                   7   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                      5,676,849
PERSON WITH                        --------------------------------------------
                                   8   SHARED VOTING POWER

                                       N/A
                                   --------------------------------------------
                                   9   SOLE DISPOSITIVE POWER

                                       5,676,849
                                   --------------------------------------------
                                   10  SHARED DISPOSITIVE POWER

                                       N/A
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,676,849
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    74.0%
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14  TYPE OF REPORTING PERSON*

    PN
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CUSIP No.  020011 10 2                 13D                   Page 3 of 58 Pages


-------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Ewing & Partners  75-2741747
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                         (b) [X]
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    N/A
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
-------------------------------------------------------------------------------
NUMBER OF SHARES                   7   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                      N/A
PERSON WITH                        --------------------------------------------
                                   8   SHARED VOTING POWER

                                       5,676,849
                                   --------------------------------------------
                                   9   SOLE DISPOSITIVE POWER

                                       N/A
                                   --------------------------------------------
                                   10  SHARED DISPOSITIVE POWER

                                       5,676,849
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,676,849
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    74.0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
-------------------------------------------------------------------------------




CUSIP No.  020011 10 2                 13D                   Page 4 of 58 Pages


-------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Timothy G. Ewing
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                         (b) [X]
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    N/A
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES                   7   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                      N/A
PERSON WITH                        --------------------------------------------
                                   8   SHARED VOTING POWER

                                       5,676,849
                                   --------------------------------------------
                                   9   SOLE DISPOSITIVE POWER

                                       N/A
                                   --------------------------------------------
                                   10  SHARED DISPOSITIVE POWER

                                       5,676,849
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,676,849
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    74.0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
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CUSIP No.  020011 10 2            Amendment No. 17           Page 5 of 58 Pages


    Value Partners, Ltd. ("Value Partners") hereby amends its Schedule 13D regarding the common stock, $.01 par value (the "Common Stock"), of Allstate Financial Corporation (the "Issuer" or "Allstate") as set forth below.

    The following items are supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

    On October 26, 2000, Allstate issued 5,168,389 shares of its Common
Stock in exchange for the conversion of $4,909,970 of its 10% Convertible Subordinated Notes due September 30, 2003 (the "Notes"), including accrued interest, at a price of $0.95 per share of Common Stock. Of the newly issued shares, 5,008,481 shares were issued to Value Partners in exchange for all of the Notes held by Value Partners.

Item 4.  Purpose of Transaction
-------------------------------

    The shares were purchased for investment purposes. However, Value Partners may now be deemed to be in control of Allstate because it owns 74.0% of the outstanding Common Stock. On October 24, 2000, Allstate entered into an Agreement and Plan of Merger (the "Merger Agreement") with Harbourton Financial Corporation ("Harbourton"), pursuant to which Harbourton will be merged with and into Allstate (the "Merger"). Allstate will issue approximately 7,516,164 new shares of Common Stock and pay at least $2.0 million in cash to the three stockholders of Harbourton. Value Partners owns 95.7% of the outstanding common stock of Harbourton and will own approximately 84.8% of the outstanding Allstate Common Stock upon completion of the Merger.

    Timothy G. Ewing is a director of Harbourton and was appointed a director of Allstate effective September 18, 2000. The directors of Allstate will change upon completion of the Merger, with the number to be determined pursuant to Section 2.2(c) of the Merger Agreement. The exact number of directors of Allstate and the composition of the Board upon completion of the Merger have not yet been determined. The Merger Agreement was filed by Allstate as Appendix A to its information statement on October 27, 2000 and is attached hereto as Exhibit 5.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

    (a) According to the Issuer's preliminary information statement filed on October 27, 2000, a total of 7,668,006 shares of Common Stock are currently issued and outstanding. Value Partners beneficially owns 5,008,006 shares of Common Stock, representing 74.0% of the issued and outstanding Common Stock.



CUSIP No.  020011 10 2            Amendment No. 17           Page 6 of 58 Pages

    (b) Value Partners has the sole power to vote and dispose of the Common Stock beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock owned by it. Ewing & Partners, Ewing Asset Management, L.L.C. ("EAM") and Mr. Ewing do not directly own any shares of Common Stock of the Issuer. However, Ewing & Partners, as a general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose of or to direct the disposition of, the Common Stock owned by Value Partners. Mr. Ewing, as a general partner and the Managing Partner of Ewing & Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power with Value Partners to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the Common Stock owned by Value Partners. Although EAM holds a 1% general partner interest in Ewing & Partners, EAM does not have any shared voting or dispositive power over the Common Stock owned by Value Partners, as Section 8 of the general partnership agreement for Ewing & Partners gives such power solely to Mr. Ewing as the Managing Partner of Ewing & Partners.

    (c) On October 26, 2000, Value Partners acquired 5,008,481 shares of Common Stock from the Issuer for $0.95 per share, for a total purchase price of $4,758,057, in exchange for all of the Notes (including accrued but unpaid interest thereon) held by Value Partners.

    (d) to (e)  No change.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
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to Securities of the Issuer
---------------------------

    The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than as previously disclosed in
Item 4 hereof or in prior filings of this Schedule 13D and other than as set forth below.

    In Exhibit A to the Merger Agreement, Value Partners agreed to vote all of its shares of Harbourton common stock in favor of the Merger. In Exhibit B to the Merger Agreement, Value Partners agreed to vote all of its shares of Allstate Common Stock in favor of the merger. In Exhibit C to the Merger Agreement, Value Partners agreed that the newly issued shares of Allstate Common Stock that it will receive in the Merger will be restricted as to transfer.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

    The following are filed as exhibits to this Schedule 13D:

                                      6


CUSIP No.  020011 10 2            Amendment No. 17           Page 7 of 58 Pages


Exhibit 1* Form of Amended and Restated Agreement of Limited Partnership of Value Partners dated as of October 1, 1993

Exhibit 2* Agreement of General Partnership of Ewing & Partners (formerly known as Fisher Ewing Partners) dated as of September 1, 1991

Exhibit 3* Amended and Restated Agreement of General Partnership of Ewing & Partners dated as of January 1, 1998

Exhibit 4*  Joint Filing Agreement

Exhibit 5 Agreement and Plan of Merger dated as of October 24, 2000 between Harbourton and Allstate, including Exhibits A, B and C thereto.

---------------------

*   Previously filed.







                                      7



CUSIP No.  020011 10 2            Amendment No. 17           Page 8 of 58 Pages

                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             VALUE PARTNERS, LTD.

                             By: Ewing & Partners as General Partner



November 2, 2000             By:/s/ Timothy G. Ewing
                                --------------------
                                Timothy G. Ewing
                                General Partner


                             EWING & PARTNERS


November 2, 2000             By:/s/ Timothy G. Ewing
                                --------------------
                                Timothy G. Ewing
                                General Partner


November 2, 2000             By:/s/ Timothy G. Ewing
                                --------------------
                                Timothy G. Ewing